

September 23, 2010

Mr. Eugene Chiaramonte, Jr.
President
Kentucky Energy, Inc.
18B East 5th Street
Paterson, NJ 07524

> **Re:** **Kentucky Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 23, 2010**
> **File No. 000-32131**

Dear Mr. Chiaramonte:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.   We note that one of your websites www.kentuckyenergyinc.com and some press releases refer to or use the terms such as coal in place. If you continue to make references on any

of your web sites or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Description of Business, page 2
Gwenco Mines, page 6
Coal Reserves, page 12

2.   The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please clarify whether your 12.999 million tons of coal are proven or probable reserves. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is disclosed. Absent this condition, proven and probable reserves should be segregated.

Gwenco Mines, page 8

3.   We note you statement regarding your safety programs and your measurements of your success in the area of safety and health through the use of occupational injury and illness frequency rates. Please expand your discussion related to safety and health to include the occupational injury and frequency rates your company measures, comparisons to comparable national statistics, and your performance as demonstrated by these rates. It would be helpful to include your safety statistics, such as your reportable injury frequency rate, lost-time injury frequency rate and a fatal injury frequency rate.

Coal reserves, page 12

4.   We note variations in your reserve statements in which you state your total reserves are approximately 11.2 million tons, of which approximately 8.5 million tons constitute proven/probable reserves as is found page 12, compared to your statement of leased

proven reserves of 9,957,110 tons on page 49. Please modify your filing to clarify this discrepancy. In addition, please state the quality information (such as BTU content, sulfur content, ash, etc.) with your reserve tonnages.

5.   In a table, disclose the proven and probable reserves separately as defined in Industry Guide 7 for each mine.

·   Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

·   Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu content per pound and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.

·   If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

·   In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."

·   Provide totals to the table where appropriate

·   Disclose your percentage of compliance and non-compliance coal.

6.   Disclose if you have had qualified title companies confirm your property right assertions. Discuss what type of title review you have for the majority of your reserves.

7.   Reserves must have legal, economic, and technical feasibility at the time of reserve determination. Common problems in reserve calculations involve including coal as reserves under railroads, roads, buildings, power lines, or other structures protected by restrictions on mining. Also non-recoverable coal, such as in the roof and in barrier pillars, has been included in reserves. Please ensure that your reporting takes all legal, economic, and technical factors into account. For further details about our general concern, consult a general letter to coal operators found on our website at http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm.

8.   Proven and probable reserves are disclosed in your filing. With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of the filing, information that establishes the legal, technical and economic feasibility of the materials you designated as reserves, as required by Section C of SEC's Industry Guide 7. This includes:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacings used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology and topography.

- A detailed description of your procedures for estimating "reserves."

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates, and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Properties, page 22

9.   For each of your mines, provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

· The coal beds of interest, including minable coal thickness.

· The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

· A list of your coal processing and/or handling facilities.

· The road, barge and/or railroad access to each of your properties.

· The present condition of the mine.

· Material events of interest concerning the mine, adverse or otherwise within the last three years.

· Any mine expansions, contractions or decommissioning within the last three years.

· Any planned expansions or reductions in mining.

· Any joint ownership.

· Any use of mining contractors.

10.   Provide a table showing the last three years annual production for each of your mines, and your weighted average prices received for your coal for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

11.   Concerning all of your coal properties that have reserves included in your reserve statement, disclose:

· Indicate which coal properties are owned and which are leased,

· For the leased properties, indicate the effective length of the lease, including renewals that are automatic, or for which there is a high level of certainty that renewals can be obtained,

· Provide an analysis that compares the length of your leases, including assured renewals, with the scheduled production of currently designated reserves, and

> determine if all designated reserves will be mined during tenure of your leases,
> according to your current plans.

12.   Insert a small-scale map showing the location and access to your property. See Item 102
(3) (B) of Regulation S-K. Briefly describe the road, barge and/or railroad access to each
of your properties in the text. Please note that SEC's EDGAR program now accepts
digital maps. So please include these in any future amendments that are uploaded to
EDGAR. It is relatively easy to include automatic links at the appropriate locations
within the document to GIF or JPEG files, which will allow the figures and/or diagrams
to appear in the right location when the document is viewed on the Internet. For more
information, please consult the EDGAR manual, and if you need addition assistance,
please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering
staff for our review.

Report of Independent Registered Public Accounting Firm, page 35

13.   In the third paragraph of the audit report, we note the auditor has only opined upon the
results of operations and cash flows "for the year ended December 31, 2009" and not for
the two years ended December 31, 2009. Please obtain and file an updated audit report
that opines on all the periods required to be presented.

Exhibit 31.1 - Certification

14.   We note paragraph four of your certification does not include all the required language
and sub-paragraphs regarding internal controls over financial reporting. Please note that,
with limited exceptions, your certification should be in the exact form as prescribed in
Item 601(b)(31) of Regulation S-K. Please confirm that future filings or amendments on
Form 10-K will conform to this format.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Reclassification, page F-17

15.   Please explain the nature of the reclassification including the facts and circumstances that
lead to the reclassification and why the reclassification was necessary. Please tell us
whether you believe the reclassification represents a change in accounting principle, a
change in accounting estimate, a change in accounting estimate effected by a change in
accounting principle, or a correction of an error in previously issued financial statements,
as those concepts are defined in the Master Glossary to the Accounting Standards
Codification.

Closing Comments

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Mark C. Shannon
　　　　　　　　　　　　　　　　　　Branch Chief